[Letterhead of Sullivan & Cromwell LLP]

February 15, 2023

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Manufacturing,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Eiko Yaoita Pyles
Jean Yu
Erin Donahue
Geoff Kruczek

Re:	Next.e.GO B.V. Amendment No. 1. to Confidential Draft Registration Statement on Form F-4 Submitted January 4, 2023 CIK No. 0001942808

Ladies and Gentlemen:

On behalf of our client, Next.e.GO B.V. (the “Company”), we are filing today, via EDGAR, this letter and the Registration Statement on Form F-4 (the “Registration Statement”) with the staff of the Securities and Exchange Commission (the “Commission”). The Company previously submitted on a confidential basis a draft registration statement on Form F-4 on October 31, 2022 (the “Draft Registration Statement”) and amendment no. 1 to the Draft Registration Statement on January 4, 2023 (the “First Amendment”) with the Commission.

On behalf of the Company, we have set forth below the Company’s response to the staff of the Commission’s (the “Staff”) comments of January 19, 2023 with respect to the above referenced First Amendment. The response and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment. All page references in the responses set forth below refer to page numbers in the amendment no. 2 to the Draft Registration Statement (the “Second Amendment”). Capitalized terms used but not defined herein have the meanings set forth in the Second Amendment.

Sullivan & Cromwell LLP is a registered limited liability partnership established under the laws of the State of New York.

The personal liability of our partners is limited to the extent provided in such laws. Additional information is available upon request or at www.sullcrom.com.

A list of partners’ names is available for inspection at the above address.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-2-

Recent Developments

Citi Waiver, page 46

1.	Please provide us with the engagement letter between e.Go and Citi. We note your disclose regarding ongoing obligations of the Company pursuant to the engagement letter that will survive the termination of the engagement. Please disclose whether there are any other obligations, such as rights of first refusal and lockups, and discuss the impacts of those obligations on the Company in the registration statement.

Response:

The Company respectfully advises the Staff that there is no engagement letter between e.GO and Citi relating to the Business Combination. The ongoing obligations of the Company to Citi arise solely from the Underwriting Agreement between Athena Consumer and Citi, which was filed by Athena Consumer as Exhibit 1.1 to its Current Report on Form 8-K on October 25, 2021. The Company has revised the disclosure on pages 46 et seq., 82 et seq. and 249 of the Second Amendment to clarify that there are no other obligations of the Company pursuant to the Underwriting Agreement other than indemnification and contribution relating to Athena Consumer’s initial public offering.

2.	Please revise your disclosure to highlight for investors that Citi’s withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that Citi has been previously involved with the transaction.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised its disclosures on pages 46, 47, 83, 134 and 249 of the Second Amendment.

Risk Factors

Citi, the lead underwriter in Athena’s IPO,..., page 81

3.	We note your disclosure regarding Citi waiving its entitlement to deferred underwriting compensation. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with Citi. Revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions. Further, please add risk factor disclosure that clarifies that Citi was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Citi is waiving such fees and disclaiming responsibility for the registration statement. Please clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

Response:

The Company respectfully acknowledges the Staff’s comments and in response, the Company has revised its disclosure on pages 82, 83 and 134 of the Second Amendment. The Company further advises the Staff that additional disclosure regarding the waiver from Citi will be included in the pro-forma financial information as of September 30, 2022, which will be included together with the Company’s audited financial statements as of September 30, 2022 in the public filing of the registration statement.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-3-

4.	Disclose whether Citi provided you with any reasons for the fee waiver. If you did not seek out the reasons why Citi was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that Citi has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised its disclosure on page 46, 47, 82, 134 and 249 of the Second Amendment.

Background of the Business Combination, page 112

5.	We note your response to prior comments 10 and 11. Please revise to disclose the underlying data and analysis of the valuation range, including the revenue multiples and comparable companies.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 115 and 116 of the Second Amendment.

Certain Unaudited Prospective Financial Information Regarding e.GO, page 121

6.	We note your response and amended disclosure in response to prior comment 14. It continues to be unclear how the added disclosures relate to the numbers included in the table. Please revise to clarify and explain fully how each assumption and estimate relates to the such information. For example, please provide more information on how the “successful introduction and ramp-up of a second production shift in 2023” will lead to an increase in revenues from Euro 20.6 million in 2022 to Euro 440.3 million in 2023. It should be clear after your revisions how you have a reasonable basis for the projected financial information you included in this document.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosures on pages 125 through 128 of the Second Amendment.

Proposal No. 2 , page 135

7.	We note your response to prior comment 17, and reissue in part. Please explain the reason for the 20% increase in shares to be issued if this proposal is approved. Revise to describe the negotiations between the parties regarding this element of compensation, including all proposals and counterproposals.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the Company has revised its disclosures on pages 119, 120 and 139 of the Second Amendment.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-4-

Unaudited Pro Forma Condensed Combined Financial Information, page 190

8.	Please revise to present the pro forma EPS in accordance with Item 5 of Form F-4. Your disclosure should at minimum include the following information:

●	Reconciliations of the numerators and the denominators of your pro forma EPS computations.

●	Any securities that could potentially dilute the EPS information in the future that were not included in the computation because they were anti-dilutive for the periods presented.

Response:

We respectfully acknowledge the Staff’s comment and in response, the Company has revised its disclosure to present additional information on EPS in the “Unaudited Pro Forma Condensed Combined Statement of Operations as of December 31, 2021” on page 196 and under “Earnings/(Loss) per Share” on page 199 of the Second Amendment.

9.	We note that you recorded transaction accounting adjustments of €67.599 million and €68.033 million under the no redemption scenario and maximum redemption scenario, respectively, which represents income recognized for the difference of the deemed costs of the shares issued to Athena Stockholders and the fair value of SPAC’s identifiable net assets at the date of the Business Combination. Please provide us with your detail calculation of these adjustments, including any assumptions and estimates you used in your calculation and why adjustment resulted in income.

Response:

In response to the Staff’s comment, the Company would like to respectfully present the following calculation:

IFRS 2 Adjustment - This adjustment represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the difference between the deemed costs of the shares issues to SPAC Shareholders and the fair value of SPAC’s identifiable net assets as of the date of the Business Combination, resulting in an increase to accumulated loss assuming no redemptions and maximum redemptions, respectively. The fair value of shares issued was estimated based on a market price of $10.43 per share (as of January 20, 2023). The value is preliminary and will change based on fluctuations in the share price of the common stock through the closing date. This is included in the unaudited pro forma condensed combined statement of profit or loss as discuss in Note (3) in the P&L pro forma adjustments. Please see below for a detailed calculation of this adjustment. Please note that the below U.S. Dollar amounts have been translated into Euro amounts using the below mentioned exchange rate.

As of December 31, 2021
	Scenario 1	Scenario 2
	No redemption scenario	Maximum redemption scenario
SPAC shareholders
Class A common stock subject to possible redemptions	23,000,000	-
Class A common stock	1,060,000	1,060,000
Class B common stock	8,050,000	8,050,000
Athena share price as of January 20, 2023	$10.43
Deemed cost of shares to be issued to SPAC shareholders ($k)	334,907	95,017
Net assets of SPAC as of December 31, 2021 ($k)	227,290	227,290
Less: SPAC transaction costs, net ($k)	(14,393)	(14,393)
Less: SPAC warrant liabilities ($k)	(5,774)	(5,774)
Less: Effect of maximum redemption of SPAC Class A ordinary shares ($k)	-	(234,600)
Adjusted net assets of SPAC as of December 31, 2021 ($k)	207,123	(27,477)
Difference - being IFRS 2 charge for listing services ($k)	127,785	122,495

Average exchange rate for the year ended December 31, 2021 (statement of operations) 1.182.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-5-

Business of e.GO and Certain Information About e.GO

Customer Service, page 204

10.	We note your response to prior comment 24, and reissue in part. Please revise to state the respective rights and obligations of each party, and tell us whether the agreement is represented by a written agreement.

Response:

In response to the Staff’s comment, the Company has revised its disclosures on page 209 of the Second Amendment to state the parties’ rights and obligations under the agreement and confirm that the agreement has been concluded in writing.

e.GO’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 220

11.	We note on page 118 you disclose since November 19, 2022, the parties of the credit agreement related to the Bridge Financing are negotiating a reservation of rights letter to address e.GO’s breach of certain conditions subsequent and other covenants under the credit agreement, a related standstill of Brucke Funding LLC and Brucke Agent LLC, and the restructuring of the Bridge Financing Fixed Payment. We also note it appears you did not receive the third and fourth tranche of the bridge financing in October and November totaling approximately $11.25 million as previously indicated. Please revise the e.GO’s liquidity and capital resource section to discuss the nature of e.GO’s breach of certain conditions and other covenants under the credit agreement and what impact, if any, this had on e.GO’s liquidity and results of operations, including its ability to drawn down on other loans or obtain new or additional debt.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure under “Bridge Financing” on page 227 of the Second Amendment to include more information on the Company’s breach under the credit agreement, the non-disbursement of the third and fourth tranches and the fact that the non-disbursement did not have a material impact on the Company as it was able to secure sufficient funding through shareholder loans.

General

12.	Please provide us with any correspondence between Citi and e.Go relating to Citi’s resignation. Note that this comment is not limited to paper correspondence.

Response:

The Company respectfully acknowledges the Staff’s comment and notes that there is no correspondence between Citi and e.GO relating to Citi’s waiver of its deferred underwriting compensation. The Company is separately providing to the Staff (1) a copy of e-mail correspondence between Athena Consumer and Citi confirming the initial waiver of 50% of the deferred underwriting compensation, (2) a copy of e-mail correspondence between Athena Consumer and Citi regarding Citi’s waiver of the deferred underwriting compensation in full and execution of the fee waiver, and (3) a copy of the letter, dated December 8, 2022, by and between Citi and Athena Consumer, regarding Citi’s waiver of the deferred underwriting compensation.

13.	Disclose the second sentence of your response to prior comment 3.

Response:

We respectfully acknowledge the Staff’s comment and in response, the Company has disclosed the second sentence of its response to prior comment 3 in the risk factor “Fluctuations in production costs and availability due to inflationary pressures and other factors could negatively impact our business and results of operations.” on page 53 of the Second Amendment.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-6-

14.	Please tell us why you have not yet included the fairness opinion from Northland, considering that it was provided on July 27, 2022. In this regard, please tell us if there have been any material changes in operations or performance or in any of the projections or assumptions upon which the financial advisor based its opinion since the delivery of the opinion. If there have been material changes, provide disclosure about those changes and whether the board believes the opinion remains valid.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has attached Northland’s fairness opinion as Annex L to the Second Amendment. The Company advises the Staff that it previously inadvertently omitted the opinion from its confidential submissions.

Athena Consumer is in the process of evaluating whether there have been any material changes in the operations or performance of the Company, or the projections and assumptions considered by the Athena Board in approving the Business Combination Agreement, since the time of such approval. Athena Consumer will include appropriate disclosure in future filings of any such material changes. In addition, the Athena Board will take into consideration any such material changes in determining whether to recommend in its definitive proxy statement that the Athena Stockholders vote for the proposal to adopt and approve the Business Combination Agreement. Athena Consumer advises the Staff that the Athena Board believes it was reasonable to rely upon the Northland fairness opinion at the time of its delivery in concluding that the Business Combination was in the best interest of the Athena Stockholders. Northland’s fairness opinion spoke only as of its date and does not take into account any changes since its delivery. At this time, the Athena Board has not requested that Northland provide a new or updated fairness opinion.

15.	Please revise to include a risk factor related to the federal forum provision mentioned on page 255.

Response:

We respectfully acknowledge the Staff’s comment and in response, the Company has included the risk factor “The TopCo Articles of Association designate specific courts as the exclusive forum for certain litigation that may be initiated by TopCo’s shareholders, which could limit TopCo’s shareholders’ abilities to obtain a favorable judicial forum for disputes with TopCo or its directors, officers or employees.” on page 107 of the Second Amendment.

16.	Please update your compensation disclosure included on page 252 to be as of December 31, 2022.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has updated the compensation disclosure on page 259 accordingly.

17.	Please describe what relationship existed between Citi and the SPAC after the close of the IPO, including any financial or merger-related advisory services conducted by Citi. For example, clarify whether Citi had any role in the identification or evaluation of business combination targets.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised its disclosure on pages 46, 47, 82, 83, 134 and 249 of the Second Amendment.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-7-

18.	Please provide us with a letter from Citi stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Citi and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Citi does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that Citi withdrew from its role as and forfeited its fees and that the firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. Clarify whether Citi performed substantially all the work to earn its fees.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised its disclosures on pages 46, 47, 82, 83, 134 and 249 of the Second Amendment. The Company respectfully informs the Staff that Citi declined to provide a letter stating whether it agrees with the statements made in the prospectus relating to its resignation and does not intend to review or comment on any disclosure provided in the Second Amendment.

19.	If approval of each proposal is now assured, revise to state so directly on your cover page.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus included in the Second Amendment.

20.	We note the DEFA14As dated December 16 and 19, 2022 filed by the SPAC, which stated that the Extension Meeting would be adjourned if more than 2 million shares were presented for redemption. Considering that more than 20 million shares were presented for redemption, please tell us why the Extension Meeting was not adjourned.

Response:

The Company respectfully advises the Staff that the DEFA14As dated December 16 and 19, 2022 filed by the SPAC stated that the SPAC would “further adjourn the Extension Meeting in the event that greater than 2,000,000 shares of Class A common stock of Athena are submitted for redemption and have not been reversed by the scheduled time of the adjourned Extension Meeting” (emphasis added), meaning that the SPAC would further adjourn the Extension Meeting if not less than 2,000,000 shares of Class A common stock of Athena had either not been submitted for redemption, or if they had been submitted for redemption, had not been reversed by the scheduled time of adjourned Extension Meeting. At the time of the adjourned Extension Meeting, greater than 2,000,000 shares of Class A common stock of Athena had either not been submitted for redemption or had been previously been submitted for redemption and subsequently reversed. As a result, the SPAC determined to not further adjourn the Extension Meeting.

21.	We note that a substantial number of your outstanding shares were redeemed in connection with the Extension Amendment, but the shareholders nevertheless approved the amendment. In light of your disclosures on pages 77-78 and elsewhere, please revise to disclose any arrangements, understandings, agreements or discussions between the SPAC, target or affiliates thereof and the shareholders who voted for the Extension Amendment.

Response:

The Company respectfully advises the Staff that, other than the Sponsor’s agreement to deposit funds into the SPAC’s trust account for each month of the Extension as described on pages 20, 21, 41, 42, 47, 85, 136 and 249 of the Second Amendment, which was an incentive for the SPAC’s public shareholder to not redeem in connection with the Extension Meeting but not an incentive to vote in favor of the Extension, there were no arrangements, understandings, agreements or discussions between the SPAC, the Company or their respective affiliates and the SPAC’s public shareholders to incentivize such shareholders to vote for the Extension Amendment. The Company respectfully advises the Staff that the Existing Athena Charter, like the organizational documents for most if not all other special purpose acquisition companies, permits public shareholders to vote in favor of amendments to the Existing Athena Charter regardless of a public shareholder’s decision to redeem its shares in connection with such a vote.

*     *     *

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-8-

If you would like to discuss any aspect of this letter or the Registration Statement, please contact Clemens Rechberger at +49-69-4272-5514 or by email (rechbergerc@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Clemens Rechberger
Clemens Rechberger

cc:	Ali Vezvaei, Next.e.GO B.V. Isabelle Freidheim, Athena Consumer Acquisition Corp. Joel Rubinstein, White & Case LLP Daniel Nussen, White & Case LLP